SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from____________________to____________________

Commission File Number: 1-31312

MEDCO HEALTH SOLUTIONS, INC. 401(k) SAVINGS PLAN
(Full title of the plan)

MEDCO HEALTH SOLUTIONS, INC.
(Name of issuer of the securities held pursuant to the plan)

100 Parsons Pond Drive
Franklin Lakes, New Jersey 07417-2603
(Address of principal executive office)

Medco Health Solutions, Inc. 401(k) Savings Plan

INDEX

*Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
400 Campus Drive
P. O. Box 988
Florham Park NJ 07932
Telephone (973) 236 4000
Facsimile (973) 236 5000

Report of Independent Registered Public Accounting Firm

To the Participants and Employee Benefits Committee of the
Medco Health Solutions, Inc. 401(k) Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Medco Health Solutions, Inc. 401(k) Savings Plan (the "Plan") at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Florham Park, NJ
June 10, 2005

MEDCO HEALTH SOLUTIONS, INC. 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2004	December 31, 2003
Assets:		
Investments at fair value	$ 85,742,816	$ 425,278,573
Loans to participants	11,346,680	11,337,457
Total investments	97,089,496	436,616,030
Receivables:		
Employer's contribution	840,005	801,973
Participants' contributions	1,116,278	1,026,496
Total receivables	1,956,283	1,828,469
Cash:	371,946,908	-
Net assets available for benefits	$ 470,992,687	$ 438,444,499

The accompanying notes are an integral part of these financial statements.

MEDCO HEALTH SOLUTIONS, INC. 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2004
Additions to net assets attributed to:	
Investment income	
Net appreciation in fair value of investments	$ 1,120,299
Interest	649,477
Dividends	10,570,858
	12,340,634
Contributions	
By participants	44,866,510
By employer	20,008,804
Total contributions	64,875,314
Total additions	77,215,948
Deductions from net assets attributed to:	
Benefits paid to participants	(44,667,760)
Total deductions	(44,667,760)
Net increase	32,548,188
Net assets available for benefits:	
Beginning of year	438,444,499
End of year	$ 470,992,687

The accompanying notes are an integral part of this financial statement.

(1) Description of the Plan

The following description of the Medco Health Solutions, Inc. 401(k) Savings Plan (the "Plan") provides only general information. More complete information regarding the Plan's provisions may be found in the Plan document.

General

The Plan is a defined contribution plan covering substantially all employees (other than certain employees subject to collective bargaining agreements) of Medco Health Solutions, Inc. ("Medco" or the "Company") who have completed three months of service and attained the age of twenty-one. Participation in the Plan is voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan is administered by the Employee Benefits Committee ("EBC"), which is appointed by the Board of Directors of the Company. The EBC periodically evaluates the Plan's design, including the investments offered by the Plan, to ensure that employee participation is appropriate. Fidelity Management Trust Company ("Fidelity") is the trustee of the Plan.

On December 20, 2004, the Plan was amended and restated as of January 1, 2005. See Note 7, "Subsequent Events," for a summary of changes made to the Plan effective January 1, 2005. In accordance with the terms of the amended and restated Plan, certain Plan investments were liquidated on December 31, 2004 in preparation for investments in new fund options on the first business day of 2005.

Contributions

Each year, participants may contribute an amount up to 15% of base compensation, as defined by the Plan (up to 10% if a highly compensated employee as defined by the Internal Revenue Code ("IRC")) subject to certain limitations under the IRC. Participants may direct the investment of their contributions into various investment options offered by the Plan, with a minimum investment of 1% in any investment option. The Company matches 100% of employee contributions for the first 3% of base compensation deferred and 50% of employee contributions for the next 3% deferred. Participants direct the investment of all Company matching contributions in any of the available investment options. Also, the Economic Growth and Tax Relief Reconciliation Act of 2001 permits "catch-up" contributions that are designed to provide employees age 50 and over with an additional pre-tax retirement savings opportunity. As such, eligible participants in the Plan were able to contribute an additional $3,000 for 2004. The maximum limit for this "catch-up" contribution increases by $1,000 each year until it reaches $5,000 in 2006. After 2006, the limit will be adjusted for inflation in $500 increments.

Participant Accounts

Each participant's account is credited with the participant's contribution and the Company's matching contribution. Investment gains (or losses) are also reflected in the value of each participant's account based on the Plan's investment results.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Participants vest in Company contributions as follows:

Years of Service	% Vested
Less than 2 years	0%
2 years but less than 3	25%
3 years but less than 4	50%
4 years but less than 5	75%
5 years or more	100%

At December 31, 2004 and 2003, forfeited non-vested accounts totaled $3,309,114 and $2,818,069, respectively. The Company uses forfeited non-vested accounts to reduce future Company contributions.

Participant Loans

Participants may borrow from their account balances with interest charged at the prime rate plus 1%. Loan terms range from one to five years or up to 30 years for the purchase of a primary residence.
The minimum loan is $1,000 and the maximum loan is the lesser of $50,000 less the highest outstanding loan balance during the one year period prior to the new loan application date, or 50% of the participant's vested account balance less any current outstanding loan balance.

Payment of Benefits

In-service (which include hardship withdrawals) and termination distributions are made throughout the year in accordance with applicable Plan provisions.

(2) Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared using the accrual basis of accounting.

Use of Estimates

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and, accordingly, include amounts that are based on management's best estimates and judgments. Because of the uncertainty inherent in such estimates, actual results could differ from these estimates.

Investment Valuation and Income Recognition

Investment income (loss) from the Plan includes interest, dividends and net appreciation (depreciation) in the market value of investments. Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. The Medco Common Stock Fund and the Merck Common Stock Fund are recorded at fair value. Mutual funds are stated at estimated fair values, which represent the net asset value of shares held by the Plan at year-end.

Participant loans are valued at cost which approximates fair value.

Contributions

Employee and Company matching contributions are recorded in the period in which the Company makes the payroll deductions from the participants' earnings.

Payment of Benefits

Benefits are recorded when paid.

Expenses

The costs of administering the Plan are borne by the Company.

Risks and Uncertainties

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(3) Investments

The following schedule presents investments that represent 5% or more of the Plan's net assets as of year-end:

	December 31, 2004	December 31, 2003
Merck & Co., Inc. Common Stock	$ 53,119,045	$111,667,576
Medco Health Solutions, Inc. Common Stock	$ 32,623,771	$ 25,778,778
Fidelity Retirement Money Market Fund	$ -	$ 52,884,739
T. Rowe Price Blue Chip Growth Fund	$ -	$ 50,094,214
Janus Growth & Income Fund	$ -	$ 28,880,197
Fidelity Low-Priced Stock Fund	$ -	$ 26,277,423

During 2004, the Plan's investments, including gains and (losses) on investments bought and sold, as well as held during the year, appreciated in value by $1,120,299 and includes the following components:

Mutual Funds	$25,774,715
Common Stock	(24,654,416)
	$ 1,120,299

(4) Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity. Because Fidelity is the trustee, these transactions qualify as party-in-interest transactions.

Medco Health Solutions, Inc. is a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Medco Health Stock Fund transactions qualify as party-in-interest transactions.

(5) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their account balances.

(6) Tax Status

The trust established under the Plan is qualified under the IRC as exempt from Federal income taxes and the Plan received a favorable determination letter from the Internal Revenue Service on August 20, 2003 indicating that it had been designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan's administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

(7) Subsequent Events

Effective January 1, 2005, the Company made the following amendments to the Plan, which are incorporated in a new Plan document dated November 15, 2004:

- All new employees are immediately eligible to participate in the Plan.
- Company contributions held in participants' accounts and all Company matching contributions vest immediately.
- The Plan's limit on employee contributions increased to 50% of eligible compensation, subject to the Internal Revenue Service's limitations ($14,000 in pretax contributions for 2005).
- The Plan established new investment options.

In August 2005, the Merck Common Stock Fund will be removed from the Plan. All amounts remaining in the fund will be transferred to the Plan's most conservative investment option, The Money Market Fund.

MEDCO HEALTH SOLUTIONS, INC. 401(k) SAVINGS PLAN
Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**	(e) Current Value
*	Medco Health Solutions, Inc.	Common Stock		$ 32,623,771
*	Merck & Co., Inc.	Common Stock		53,119,045
*	Participants' Loans	Interest rates ranging from 5.0% to 10.5% and with maturities through 2034		11,346,680
		Total		$ 97,089,496

* Denotes a party-in-interest to the Plan.
** Cost is not required for participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Employee Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

MEDCO HEALTH SOLUTIONS, INC. 401(k) SAVINGS PLAN

By: ______________________________
JoAnn A. Reed
Senior Vice President, Finance and
Chief Financial Officer, Medco Health Solutions, Inc.
Member, Employee Benefits Committee

June 10, 2005

Medco Health Solutions, Inc. 401(k) Savings Plan

EXHIBIT INDEX

Exhibit Number	Document	Page
23.1	Consent of Independent Registered Public Accounting Firm	11

PRICEWATERHOUSECOOPERS

Exhibit 23.1

PricewaterhouseCoopers LLP
400 Campus Drive
P. O. Box 988
Florham Park NJ 07932
Telephone (973) 236 4000
Facsimile (973) 236 5000

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 filed on August 13, 2003 (Commission File No. 333-107936) of Medco Health Solutions, Inc. of our report dated June 10, 2005 relating to the statements of net assets available for benefits and the related statement of changes in net assets available for benefits for the fiscal year ended December 31, 2004, which appear in this Annual Report on Form 11-K.

PricewaterhouseCoopers LLP

Florham Park, NJ
June 10, 2005